UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              FORM 12b -25

                                                               SEC FILE NUMBER
                      NOTIFICATION OF LATE FILING                   0-1308
                                                               ---------------

                                                                 CUSIP NUMBER
                                                                   86320010
                                                               ---------------

(Check One):  /   / Form 10-K  /   / Form 20-F    /   / Form 11-K
              / X / Form 10-Q  /   / Form N-SAR


              For Period Ended:  May 3, 1997

              [   ] Transition Report on Form 10-K
              [   ] Transition Report on Form 20-F
              [   ] Transition Report on Form 11-K
              [   ] Transition Report on Form 10-Q
              [   ] Transition Report on Form N-SAR
              For the Transition Period Ended: _______________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________


PART I - REGISTRANT INFORMATION


Strawbridge & Clothier
______________________________________________________________________________
Full Name of Registrant



______________________________________________________________________________
Former Name if Applicable


801 Market Street
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)


Philadelphia, PA  19107
______________________________________________________________________________
City, State and Zip Code


PART II - RULES 12b -25(b) AND (c)

If the subject report could not be filed without unreasonable effort, or expense and the registrant seeks relief pursuant to Rule 12b -25(b), the following should be completed. (Check box if appropriate)


    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition
/X/ report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


    On July 15, 1996, the shareholders of Strawbridge & Clothier (the "Company") approved a Plan of Reorganization and Liquidation, including certain transactions with The May Department Stores Company and Kimco Realty Corporation, and the dissolution of the Company following the sale, liquidation or disposal of substantially all its assets and the payment of substantially all its liabilities. As a result of the liquidation process, there has been a


                                                               SEC 1344 (6/94)
    substantial reduction in the number of accounting and administrative employees and substantial changes in the nature of the Company's activities and its accounting systems. The remaining accounting employees have been responsible for preparing information in connection with the liquidation of the Company. The Company has been reporting on the liquidation basis of accounting since August 3, 1996, the close of the second fiscal quarter of 1996. As a result of the above, additional time is required for the preparation of the financial statements to be included in the Company's Form 10-Q for the quarter ended May 3, 1997.


                                               (Attach Extra Sheets if Needed)


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


    Thomas S. Rittenhouse                           215          629-6775
    __________________________________________________________________________

              (Name)                            (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                         / X / Yes    /   / No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         / X / Yes    /   / No


    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company believes that a significant change in results of operations from the corresponding period of the prior fiscal year will be reflected in the statement of operations to be included in its Form 10-Q for the quarter ended May 3, 1997. Such change is expected to result from the discontinuance of normal operations during July 1996 as a result of the transactions entered into for the sale of assets of the Company and the adoption of the liquidation basis of accounting. Accordingly, there was no operating activity during the quarter ended May 3, 1997.

______________________________________________________________________________



                            Strawbridge & Clothier
             ________________________________________________
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 16, 1997                By:  /s/ Thomas S. Rittenhouse
       ___________________________       _____________________________________

                                         Thomas S. Rittenhouse, Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                  ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).